SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) and
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)*

ENTRX CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

591142203
(CUSIP Number)

Wayne W. Mills 2125 Hollybush Road Medina, MN 55340 Phone: (763) 473-2502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 pages)

CUSIP NO. 591142194	Schedule 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS:

	Wayne W. Mills

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		445,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		445,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	445,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☒
	(See explanation on Exhibit A)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock, $.10 par value, of Entrx Corporation, a Delaware corporation ("Entrx"). The address of Entrx's principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment to Schedule 13D is being filed by Wayne W. Mills. Mr. Mills' business address is 2125 Hollybush Road, Medina, MN 55340. Mr. Mills is a private investor.

During the last five years, Mr. Mills has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has not formulated any definitive plans. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER

a.- b.  Mr. Mills owns 445,000 shares (including 225,000 shares held in an IRA and options to purchase 50,000 shares which are currently exercisable).

According to the estimate provided in the Issuer’s Definite Proxy Statement, 7,256,147 sharse are believed to be outstanding as of December 21, 2007. Accordingly, based on such report Mr. Mills owns 6.1% of the outstanding shares.

c.    TRANSACTIONS WITHIN THE LAST 60 DAYS
1/15/2008 sold 25,000 shares @ $0.365
1/31/2008 sold 5,000 shares @ $0.35
2/1/2008 sold 25,000 shares @ $0.30
2/11/2008 sold 51,500 shares @ $0.30
2/13/2008 sold 728 shares @ $0.30

d.    Not applicable.

e.    Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of Entrx, including but not limited to transfer or voting of securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.    Excluded Shares

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	/s/ Wayne W. Mills
Wayne W. Mills

Exhibit A

Excluded Shares

Upon information and belief, Tamara Mills, the Reporting Person’s estranged spouse, owns 175,000 shares. To the best knowledge of the Reporting Person, Ms. Mills has sole voting and dispositive power over these shares.

Mr. Mills disclaims beneficial ownership over Ms. Mills shares.

According to the estimate provided in the Issuer’s Definite Proxy Statement, 7,256,147 shares are believed to be outstanding following the reverse split/forward split transaction by the Issuer, as of December 21, 2007. Accordingly, based on such report Ms. Mills owns 2.4% of the outstanding shares.

This information is provided here for information only and these shares are not deemed to be beneficially owned by the Reporting Person, nor is it any indication that the Reporting Person and Ms. Mills are operating as a group, as defined in Section 13(d)(3) of the Exchange Act.